EXHIBIT 99.1

TransMID -- First Patient Treated in Pivotal Phase III GBM Trial

SLOUGH, U.K., July 7, 2004 (PRIMEZONE) -- Xenova Group plc (LSE:XEN) (Nasdaq:XNVA) announced today that patient dosing has begun in the Phase III clinical trial of TransMID(TM) for the treatment of progressive or recurrent non-operable Glioblastoma Multiforme (GBM). The first patient was enrolled at University of Utah Huntsman Cancer Institute in the US. On 11 May 2004, Xenova and the FDA reached agreement under the Special Protocol Assessment procedure for the revised Phase III clinical trial programme for TransMID(TM).

The Phase III clinical trial will enrol up to 323 patients with non-resectable, progressive or recurrent Glioblastoma Multiforme (the most common form of high-grade glioma or brain cancer), who have failed conventional therapy. The study is a randomised, open-labelled, multi-centre trial designed to compare TransMID(TM) against a number of presently used chemotherapeutic agents regarded as "best standard of care" (BSC). The 323 patients will be randomised in a 2:1 ratio of TransMID(TM) to BSC across 29 centres in the EU, 4 in Israel and 21 in North America.

In an earlier Phase II study involving 44 patients, a 50% or greater reduction in tumour volume was noted in 35% of evaluable patients. In this study, median survival for patients receiving TransMID(TM) on an intent to treat (ITT) basis was approximately 37 weeks. This compares to a historical average life expectancy of approximately 26 weeks for patients being treated with best standard of care, as determined from the literature.

William Broaddus, MD, PhD, Associate Professor of Neurosurgery at Virginia Commonwealth University Health System (Richmond, Virginia) and Chair of the Executive Steering Committee for the TransMID(TM) Phase III trial said "This toxin conjugate has shown unprecedented results in Phase I and II trials with tumors that are notoriously difficult to treat. The novel therapeutic agent and the innovative delivery strategy represent significant milestones in our search to find better ways of treating these devastating tumors. I am very pleased to see the start of this promising Phase III trial."

David A. Oxlade, Chief Executive Officer said "We are pleased to have our first patient dosed, having recently reached agreement with the FDA on the revised SPA for TransMID(TM). Patients with inoperable or recurrent brain tumours currently have very limited therapeutic alternatives, and there remains a serious need to provide improved outcomes for these individuals."

Xenova Group plc is a UK-based biopharmaceutical company focused on the development of novel drugs to treat cancer and addiction with a secondary focus in immunotherapy. The Company has a broad pipeline of products in clinical development, including three cancer programmes: its lead product TransMID(TM), for the treatment of high-grade glioma, is in Phase III trials, and its novel DNA targeting agents and XR303 are both in Phase I for cancer indications. Xenova is also developing two therapeutic vaccines for cocaine and nicotine addiction, which are in Phase II and Phase I trials respectively. Quoted on the London Stock Exchange (XEN) and on NASDAQ (XNVA), Xenova employs approximately 112 people throughout its sites in the UK and North America. (Reuters XEN.L; Bloomberg XEN LN) For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk.

Notes to Editors Information on this trial as well as others can be found on:

www.cancerhelp.org.uk (an information service about cancer and cancer care for people with cancer and their families brought to people by Cancer Research UK) www.clinicaltrials.gov (a service of the National Institutes of Health (US government) to provide information about federally and privately supported clinical research)

Xenova takes no responsibility for the information enclosed in these sites.

TransMID(TM)

TransMID(TM) is a treatment initially being developed for high-grade glioma (a type of brain cancer), a disease for which improved treatment is essential, as there remains a poor prognosis for patients. TransMID(TM) is a modified diphtheria toxin conjugated to transferrin. When TransMID(TM) binds to transferrin receptors on the surface of the cell, the diphtheria toxin gains entry to the cell. Once inside the cell, the diphtheria toxin interferes with protein synthesis and ultimately kills the cell. Transferrin receptors are particularly prevalent on rapidly dividing cells, and the high level of transferrin receptor expression on glioma cells relative to normal brain tissue makes transferrin an appropriate targeting mechanism for the diseased cells.

TransMID(TM) is pumped directly into the brain tumour using CED (Convection Enhanced Delivery -- licensed from the National Institutes of Health, Bethesda, Maryland, USA). CED enhances the distribution of TransMID(TM) through the tumour mass, producing high local concentrations of drug and reducing systemic side effects. This also has the benefit of circumventing the usual obstacles present in drug delivery to the brain caused by the blood-brain barrier.

Phase I and Phase II clinical trials for TransMID(TM) have been successfully completed in patients suffering from inoperable, recurrent high grade gliomas who have failed to respond to other forms of treatment. A Phase I dose-escalating study was performed at the National Institutes of Health in the US and was followed by a Phase II multi-centre study at nine premier US medical centres.

Marketing rights to TransMID(TM) have been licensed to Nycomed Danmark ApS in Europe, Sosei Co Ltd in Japan, Medison Pharma Ltd in Israel and Ranbaxy Laboratories Limited in India. The rights to TransMID(TM) in North America and other territories have been retained.

TransMID(TM) received Fast Track status from the FDA in August 2001 and orphan drug status in December 2001. In addition, the European Commission granted TransMID(TM) orphan designation in March 2002.

Convection Enhanced Delivery

Convection enhanced delivery (CED) involves the slow continuous infusion of TransMID(TM) over several days via one or more catheters directly into the tumour. This technique maximises perfusion of the drug into the target area. Xenova has licenses from the NIH for the use of CED and TransMID(TM) in cancers of the CNS, head and neck.

For Xenova: Disclaimer to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995. This press release contains "forward-looking statements," including statements about development and commercialization of products. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: unexpected costs and delays, adverse results in our drug discovery and clinical development programs; failure to obtain patent protection for our discoveries; commercial limitations imposed by patents owned or controlled by third parties; our dependence upon strategic alliance partners to develop and commercialize products and services; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and product initiatives by competitors. For a further list and description of the risks and uncertainties we face, see the reports we have filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:
Xenova Group plc
+44 (0)1753 706600
David A. Oxlade, Chief Executive Officer
Daniel Abrams, Finance Director
Veronica Cefis Sellar, Head of Corporate Communications

UK -- Financial Dynamics
+44 (0)20 7831 3113
David Yates
Ben Atwell

US -- Trout Group/BMC Communications
+1 212 477 9007
Media: Brad Miles
Investors: Lee Stern